DC

NO ACT

October 11, 2011

Act: 1934
Section:
Rule: 12b-2
Public
Availability: 10/11/2011

Response of the Office of Chief Counsel
Division of Corporation Finance

AO
10-5-11

Re: MGP Ingredients, Inc.
Incoming letter dated October 5, 2011

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- Holdings may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. The Company's reporting history under the Exchange Act may also be used in determining whether Holdings "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Division will not object if Holdings, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Form S-8, provided that Holdings adopts the Company's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- The Company's Exchange Act reporting history may be taken into account when determining Holdings' compliance with the current public information requirements of Rule 144(b)(1)(i), Rule 144(c)(1) and Rule 144(d)(1)(i) under the Securities Act.

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Holdings will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Mail Stop 4561

Carl W. Struby
Lathrop & Gage LLP
2345 Grand Boulevard, Suite 2200
Kansas City, Missouri 64108-2618

Re: MGP Ingredients, Inc.

Dear Mr. Struby:

In regard to your letter of October 5, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LATHROP & GAGE LLP

CARL W. STRUBY
DIRECT LINE: (816) 460-5834
EMAIL: CSTRUBY@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

2345 GRAND BOULEVARD, SUITE 2200
KANSAS CITY, MISSOURI 64108-2618
PHONE: (816) 292-2000
FAX: (816) 292-2001

1933 Act/Form S-3
1933 Act/ Form S-4
1933 Act/ Form S-8
1933 Act / Rule 414
1933 Act/ Rule 144
1934 Act/ Rule 12g-3
1934 Act/ Rule 12b-2

October 5, 2011

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: MGP Ingredients, Inc. - Holding Company Reorganization

Ladies and Gentlemen:

We are writing on behalf of MGP Ingredients, Inc., a Kansas corporation (the "Company"), in connection with a proposed reorganization of the Company (the "Reorganization"). The Reorganization will result in the adoption of a holding company structure by the Company. On behalf of the Company, we respectfully request an interpretive opinion or no-action letter from the Division of Corporation Finance (the "Division") with respect to certain issues raised by the Reorganization under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

The principal reason that the Company is undertaking the Reorganization is to achieve a more balanced corporate structure for current and future operations. By engaging in the Reorganization, it seeks to better isolate risks that might reside in one facility or operating unit from its other facilities or operating units. It also believes that a holding company structure will facilitate ramp-up and disposition of new businesses that might be developed, accommodate future growth through acquisitions and joint ventures, create tighter focus within operating units and enhance commercial activities and financing possibilities.

The Company intends to effect the Reorganization as soon as practicable after obtaining any necessary consents to the Reorganization. Such consents consist primarily of consents of lenders and joint venture and other contract parties. To effect the Reorganization, the Company will form MGPI Holdings, Inc., a direct, wholly-owned Kansas subsidiary ("Holdings"), and, in turn, will cause Holdings to form MGPI Merger Sub Inc., a Kansas corporation ("Merger Sub") and a direct, wholly-owned subsidiary of Holdings. The Reorganization will be implemented by the merger (the "Merger") of Merger Sub with and into the Company, so that the Company will become a direct, wholly-owned subsidiary of Holdings. Prior to the Merger, Holdings will have no assets other than nominal assets. At the effective time of the Merger, the following will occur automatically by operation of law: (1) the Company will merge with Merger Sub, the separate existence of Merger Sub will cease, and the Company, which will be the surviving entity, will be renamed MGPI Processing, Inc.; (2) the newly-named MGPI Processing, Inc. will be a direct, wholly-owned subsidiary of Holdings; and (3) each share of common stock and preferred stock of the Company that was issued and outstanding immediately prior to the effective time of the Merger will be converted into one share of common stock and preferred stock, respectively, of Holdings, with identical rights and preferences. Immediately following the Merger, Holdings will be renamed "MGP Ingredients, Inc." For purposes of clarity, in this letter we use the term "Holdings" to refer to the same entity, even after it has legally changed its name to MGP Ingredients, Inc.

The holding company organization structure will be implemented pursuant to Section 17-6701(g) of the Kansas General Corporation Code ("Kansas Code"), a copy of which section we are including as Exhibit A to this letter. Section 17-6701(g) of the Kansas Code is similar to Section 251(g) of the General Corporation law of the State of Delaware. As a result of the Reorganization, the Company will operate all of its businesses through Holdings.

It is currently anticipated that following the Merger, the Company will distribute one or more of its subsidiaries to Holdings to achieve a more balanced corporate structure.

The present corporate structure, the proposed pre-merger corporate structure, the proposed corporate structure after giving effect to the Merger and the proposed corporate structure after giving effect to the anticipated distribution of the Company's subsidiaries to Holdings are illustrated in Exhibit B.

Background Information Regarding the Company

The Company is a Kansas corporation headquartered in Atchison, Kansas. It was incorporated in 1957. It produces certain ingredients and distillery products which are derived from wheat flour and corn, respectively, primarily to serve the packaged goods industry. The Company has two wholly-owned subsidiaries, Midwest Grain Pipeline, Inc. and Firebird Acquisitions, LLC, and two 50% owned subsidiaries, D.M. Ingredients GmbH and Illinois Corn Processing, LLC. Midwest Grain Pipeline, Inc. is inactive, and its only asset is a gas pipeline. Firebird Acquisitions, LLC's only asset is an aircraft that the Company uses in its business. D.M. Ingredients is a start-up joint venture organized under German law that produces starch and protein products. Illinois Corn Processing, LLC is a joint venture company that owns and operates an alcohol production facility in Pekin, Illinois that was formerly owned by the Company.

As of August 19, 2011, the authorized capital stock of the Company consisted of: (a) 40,000,000 shares of common stock, no par value ("Company Common Stock"), of which 17,905,767 shares were issued and outstanding, and (b) 1,000 shares of preferred stock, par value $10 per share ("Company Preferred Stock"), of which 437 shares were issued and outstanding. Under the Company's Articles of Incorporation (the "Company Articles"), holders of Company Preferred Stock are entitled to elect five of its nine directors, and only holders of Company Preferred Stock are entitled to vote on matters which require a vote of stockholders and which authorize a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Company Articles, unless such action would increase or decrease the authorized shares or par value of the Company Common Stock or Company Preferred Stock, or change the powers, preferences or special rights of the Company Common Stock or Company Preferred Stock so as to affect the holders of Company Common Stock adversely. Generally, the Company Common Stock and Company Preferred Stock vote as separate classes on all other matters requiring stockholder approval. The Company's Articles do not require a stockholder vote to approve the Merger, and neither the Company Preferred Stock nor the Company Common Stock will vote on the Merger.

The Company Common Stock is traded on the NASDAQ Global Select Market under the symbol "MGPI". As of August 19, 2011 the Company had 675 record holders of Company Common Stock and estimates that it had 5,199 beneficial owners. There are only 8 record holders of Company Preferred Stock, and 76% of the shares of Preferred Stock are held of record by a voting trust of which members of the Cray and Seaberg families serve as trustees. The Company is current in its Exchange Act reporting requirements.

The Company has no debt other than bank debt and capital leases. One of its capital lease obligations is off balance sheet and relates to an industrial development bond issued by the City of Atchison to finance the Company's executive office building and technical center. The Company is the sole holder of the bond.

The Company currently has 5 effective registrations statements on Form S-8 (File Nos. 333-51849, 333-119860, 333-137593, 333-162625 and 333-162626) (the "Registration Statements"). These Registration Statements relate to the following compensation plans that the Company currently maintains which involve the issuance of Common Stock and options to purchase shares of Common Stock (collectively, the "Compensation Plans"): the Stock Incentive Plan of 2004, the Stock Incentive Plan of 1996, the Stock Option Plan for Outside Directors, the 1998 Stock Incentive Plan for Salaried Employees and the Non-Employee Directors' Restricted Stock Plan.

At the effective time of the Merger, Holdings will have authorized capitalization that is identical to the authorized capitalization of the Company immediately prior to the effective time of the Merger. Based upon the capitalization of the Company as of August 19, 2011, that capitalization would be 40,000,000 shares of common stock, no par value ("Holdings Common Stock"), and 1,000 shares of preferred stock, $10 par value ("Holdings Preferred Stock"). The relative rights and preferences of the Holdings Common Stock and Holdings Preferred Stock under Holdings' articles of incorporation will be the same as those of the Company Common Stock and Company Preferred Stock, respectively.

Following the Reorganization, Holdings will have no debt securities or any other class of securities outstanding giving rise to reporting obligations under the Exchange Act other than the Holdings Common Stock.

The Proposed Reorganization

In preparation for the Reorganization, the Company will form Holdings, which will be a wholly-owned subsidiary of the Company formed solely for the purpose of effecting the Reorganization, and the Company and Holdings in turn will form Merger Sub, which will be a wholly-owned subsidiary of Holdings and an indirect subsidiary of the Company. Each of the Company, Holdings and Merger Sub are or will be Kansas corporations. The Company will make any technical amendments needed to the Compensation Plans to appropriately reflect their assumption by Holdings and the substitution of Holdings Common Stock for Company Common Stock. In connection with the Reorganization, the Company also may amend its Non-Employee Directors' Restricted Stock Plan, which currently only provides for the use of treasury shares, to permit the use of authorized but unissued shares and to provide for restricted stock unit awards instead of restricted shares, so that shares are not issued until the awards have vested. The Company intends to convene a meeting of the holders of the Company Preferred Stock (the "Preferred Stockholders") to approve a Company Articles amendment to empower the Board of Directors (the "Board") to amend the bylaws. However, this change is not necessary to effect the Merger.[1] Further, no approval of the stockholders is required to amend the Compensation Plans as described above.

Pursuant to the Reorganization, the Company will be merged with Merger Sub pursuant to Section 17-6701(g) of the Kansas Code. Mergers effected pursuant to Section 17-6701(g) do not require stockholder approval and do not give rise to stockholder appraisal or dissenters' rights.[2] At the effective time of the Merger, (1) the Company will be merged with Merger Sub, with the Company as the surviving company; (2) Merger Sub's corporate existence will cease, and the Company will become a direct, wholly-owned subsidiary of Holdings; (3) Holdings will change its name to MGP Ingredients, Inc., and the Company will change its name to MGPI Processing, Inc.; and (4) the stock of Holdings that the Company owns will be cancelled. The Reorganization is anticipated to be tax-free to stockholders of the Company.

By virtue of the Merger, immediately after the effective time of the Merger:

- each person that owned Company Common Stock (other than treasury stock) immediately prior to the Merger will own the same number of shares and percentage of the corresponding outstanding Holdings Common Stock;
- each person that owned Company Preferred Stock immediately prior to the Merger will own the same number of shares and corresponding percentage of the outstanding Holdings Preferred Stock; and
- Company Common Stock held as treasury shares by the Company will be cancelled.

---

[1] Under prior law, which continues to apply to the Company, the Board has the power to amend the bylaws unless otherwise provided in the Company Articles. The Company Articles contain no such restriction on the Board's power and the bylaws expressly give the Board the power to amend. In contrast, under current law, which will apply to Holdings, stockholders have the power to amend the bylaws, unless the charter expressly empowers the Board to amend. Under 17-6701(g), Holdings must have a charter and bylaws that are the same as the Company's, with limited exceptions. The Board wishes to preserve the power to amend the bylaws and intends, prior to the Reorganization, to submit to a special meeting of the Company's Preferred Stockholders a proposed amendment to the Company Articles giving the Board the same power to amend that it presently has under the bylaws.

[2] Section 17-6712(b)(1) of the Kansas Code excludes by its terms mergers effected pursuant to Section 17-6701(g) (*See* K.S.A. §17-6712(b)(1), providing that appraisal rights shall be available in any merger or consolidation "other than a merger effected pursuant to sub-section (g) of K.S.A. 17-6701").

Each outstanding certificate that, immediately before the Merger, evidenced Company Common Stock or Company Preferred Stock shall be deemed and treated for all corporate purposes to evidence the ownership of the number of shares of Holdings Common Stock or Holdings Preferred Stock, as the case may be, into which such Company Common Stock or Company Preferred Stock were converted pursuant to the Merger. At the time of the Merger, Holdings stock will be issued solely as part of the Reorganization.

Immediately after the Reorganization, (i) the Holdings Common Stock will be listed for trading on the NASDAQ Global Select Market in substitution for the Company Common Stock pursuant to the filing of a Notification Form: Substitution Listing Event with The NASDAQ Stock Market LLC, (ii) Holdings will file a Current Report on Form 8-K describing the Reorganization and indicating that Holdings is the successor to the Company for purposes of Rule 12g-3 of the Exchange Act and (iii) Holdings will issue a news release describing the Reorganization.

The consolidated assets and liabilities of Holdings and its subsidiaries immediately after the Reorganization will be identical to the consolidated assets and liabilities of the Company and its subsidiaries immediately before the effective time of the Merger. After the effective time of the Merger, Holdings (renamed "MGP Ingredients, Inc.") and its subsidiaries will continue to conduct the businesses that the Company and its subsidiaries conducted immediately before the effective time of the Merger. It is anticipated that Holdings will restructure the Company's existing subsidiaries so that they are directly owned by Holdings, but this will not affect the business conducted by the Company and its subsidiaries.

By virtue of the terms of the Compensation Plans and the assumption of the Company's obligations under the Compensation Plans by Holdings, each person that held options to purchase, or other rights and interests in, Company Common Stock under the Compensation Plans immediately prior to the Merger will hold a corresponding number of options to purchase, and other rights and interests in, Holdings Common Stock.

Prior to the Reorganization, the Company and Holdings will have the same board of directors and identical articles of incorporation and bylaws, except as expressly permitted under Section 17-6701(g) of the Kansas Code. Prior to the Reorganization, the Company and Holdings will have the same executive officers. After the Reorganization, Holdings will have substantially identical articles of incorporation and bylaws as the Company prior to the Reorganization (with differences expressly permitted under Section 17-6701(g) of the Kansas Code[3]), and will also have the same directors and executive officers as the Company prior to the Reorganization.

Based on the form and structure of the Reorganization, it is our opinion that the Merger does not require registration under the Securities Act.

[3] KSA 17-6701(g)(4) permits the articles of incorporation and bylaws of the holding company to vary from those of the constituent corporation with respect to provisions regarding the incorporator, corporate name, registered office and agent, initial board of directors and subscribers and such provisions as may be necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock if such has become effective.

Requested Advice

On behalf of the Company, we respectfully request an interpretive opinion or a no-action letter from the Division concurring in each of the following opinions, each of which are discussed more fully under the heading "Discussion" below:

1. *Forms S-3, S-4 and S-8.* The Company's reporting history prior to the Reorganization may be considered to determine whether Holdings, as the successor registrant, meets the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8.

2. *Rule 414.* For purposes of Rule 414 under the Securities Act, the Company's currently effective registration statements on Form S-8 relating to the Compensation Plans may be deemed to be the registration statements of Holdings as "successor issuer" for the purpose of continuing the offerings thereunder and, in that regard, Holdings may continue such offerings by filing post-effective amendments to such registration statements under Rule 414 in lieu of filing new registration statements.

3. *Rule 144.* The prior reporting history of the Company may be taken into account by holders of "restricted stock," if any, of Holdings for purposes of Rule 144(b)(1)(i) and 144(d)(1)(i) and by Holdings in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1), and the average weekly reported trading volume in Company Common Stock may be taken into account in determining the limitation on the amount of securities that may be sold pursuant to Rule 144(e) under the Securities Act.

4. *Rule 12g-3.* As a result of the Reorganization, Holdings will be considered a successor issuer of the Company and the Holdings Common Stock will be deemed registered under the Exchange Act by operation of Rule 12g-3.

5. *Filing Status.* As a result of the Reorganization, Holdings will be considered an accelerated filer for purposes of Rule 12b-2 of the Exchange Act.

The requests set forth above are based on, and consistent with, previous determinations of the Division in respect of similar holding company reorganizations under Section 251(g) of the DGCL, which is substantially similar to Section 17-6701(g) of the Kansas Code. See, e.g., *Tim Hortons Inc.*, available September 9, 2009; *ABX Air, Inc.*, available June 13, 2007; *Roper Industries, Inc.*, available July 19, 2007; *Hecla Mining Company*, available October 31, 2006; *Matria Healthcare, Inc.*, available February 10, 2005; *Kerr-McGee Corporation*, available July 31, 2001; *American Eagle Outfitters, Inc.*, available March 29, 1999; *Rouge Steel, Inc., supra*; *Michael Foods, Inc.*, available May 30, 2007; *Halliburton Company, supra*; *America West Airlines, Inc., supra*; *INDRESCO, INC.*, available October 31, 1995; and *Toys "R" Us, Inc., supra*. Moreover, such positions are based on, and consistent with, additional previous determinations of the Division in respect of other similar holding company reorganizations effected without stockholder approval under the laws of other jurisdictions. See, e.g., *Willbros Group Inc.*, available February 27, 2009 (Panama); *Otter Tail Corporation*, available December 19, 2008 (Minnesota); *Energy West, Incorporated*, available January 15, 2008 (Montana); *Dollar Tree Stores, Inc.*, available February 20, 2008 (Virginia); *Pediatrix Medical Group, Inc.*, available December 22, 2008 (Florida); *InterDigital*

Communications Corporation, available June 25, 2007 (Pennsylvania); *Rochester Gas and Electric Corporation*, available June 1, 1999 (New York); *New York State Electric & Gas Corporation*, available February 11, 1998 (New York); *Pacific Gas & Electric Company*, available February 1, 1996 (California); and *Bon-Ton Stores, Inc.*, *supra* (Pennsylvania).

Discussion

1. Forms S-3, S-4 and S-8.

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor; or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.

Consistent with General Instruction I.A.7 to Form S-3, the succession of Holdings to the business, assets and liabilities of the Company pursuant to the Reorganization will be primarily for the purpose of forming a holding company and the consolidated assets and liabilities of Holdings immediately after the Reorganization will be identical to the consolidated assets and liabilities of the Company immediately prior thereto. Immediately after the Reorganization, Holdings will have the same consolidated financial position and total enterprise value as the Company prior to the Reorganization. Additionally, after the Reorganization, on a consolidated basis, Holdings will hold the same assets and liabilities and will conduct the same businesses as the Company held and conducted prior to the Reorganization. After the Reorganization, the board of directors and executive management of Holdings will be the same as the Board and executive management of the Company immediately prior to the Reorganization. In light of the absence of any economic or substantive consequences, we are of the opinion that, following the Reorganization, Holdings should be deemed to be a successor registrant and should be able to include the Company's reporting history prior to the Reorganization in determining whether Holdings is eligible to use Form S-3 and in determining whether Holdings "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the Securities Act. Such a determination would be consistent with *Otter Tail Corporation; Dollar Tree Stores, Inc; Pediatrix Medical Group, Inc.; InterDigital Communications Corporation; Energy West, Incorporated; Roper Industries, Inc.; ABX Air, Inc.; Hecla Mining Company; Matria Healthcare, Inc.; Rouge Steel, Inc.; Halliburton Company; America West Airlines, Inc.; INDRESCO, Inc.; Rochester Gas and Electric Corporation;* and *Toys "R" Us, Inc., supra.*

Similarly, the General Instructions to Form S-8 require as a condition to the use of Form S-8 that, among other things, the registrant be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and that all reporting requirements for the prior twelve months shall have been met. The Company currently satisfies this requirement, and Holdings will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. Therefore, the purpose of the General Instructions of ensuring adequate information regarding the registrant and the securities that are registered will be satisfied. For these reasons, we are also of the opinion that, following the Reorganization, Holdings should be deemed to be a successor registrant and should be able to include the Company's reporting history prior to the Reorganization in determining whether Holdings is eligible to use Form S-8. The Division has previously issued no-action letters in similar circumstances where a holding company sought to rely upon the reporting history of a predecessor company in determining compliance with the conditions to the use of Form S-8. See e.g., *Otter Tail Corporation; Dollar Tree Stores, Inc; ABX Air, Inc.; Pediatrix Medical Group, Inc.; InterDigital Communications Corporation; Energy West, Incorporated; Roper Industries, Inc.* and *Matria Healthcare, Inc, supra.*.

Based upon the foregoing, it is our opinion that the Company's reporting history prior to the Reorganization may be considered to determine whether Holdings, as the successor registrant, meets the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8. We respectfully request the concurrence of the Staff in our opinion.

2. <u>Rule 414.</u>

Rule 414 promulgated under the Securities Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, then the registration statement of the predecessor will be deemed to be the registration statement of the successor for the purpose of continuing the offering covered by such registration statement. In our opinion, the Company's registration statements on Form S-8 should be deemed to be the corresponding registration statements of Holdings as the successor issuer for the purpose of continuing the offerings thereunder, because the Reorganization will have the effect of changing the Company's form of organization and the Reorganization and Holdings will substantially satisfy the conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 are that (a) immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities (Rule 414(a)), (b) the successor issuer acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer (Rule 414(b)), (c) the succession is approved by security holders of the predecessor at a meeting at which proxies are solicited pursuant to Section 14(a) of the Exchange Act or an information statement is furnished pursuant to Section 14(c) of the Exchange Act (Rule 414(c)) and (d) the successor files an amendment to the registration statement of the predecessor expressly adopting such statements as its own registration statements for all purposes of the Securities Act and Exchange Act (Rule 414(d)). With two exceptions, the Merger will satisfy the conditions of Rule 414.

The first exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, Holdings will not directly acquire all of the assets and assume all of the liabilities and obligations of Company. However, the consolidated assets and liabilities of Holdings immediately after the Reorganization will be identical to the consolidated assets and liabilities of Company immediately before the Reorganization. We believe satisfaction of the substance, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b), and note that the Division has issued no-action letters with respect to reorganizations that did not comply with the literal requirements of Rule 414(b). See e.g., *Otter Tail Corporation; Dollar Tree Stores, Inc.; InterDigital Communications Corporation; Roper Industries, Inc.; Hecla Mining Company; Toys "R" Us, Inc.*; and *INDRESCO, Inc., supra.*

The second exception is Rule 414(c), which requires shareholder approval of the Merger following the solicitation of proxies pursuant to Section 14(a) of the Exchange Act or the furnishing of an information statement pursuant to Section 14(c) of the Exchange Act. Because stockholder approval of the Merger is not required pursuant to Section 17-6701(g) of the Kansas Code, the Company does not intend to seek such approval and therefore will not need to solicit proxies or provide such information. However, Holdings will timely file a Current Report on Form 8-K describing the Merger promptly following the effective time of the Merger. The Division has issued no-action letters with respect to reorganizations effected without shareholder approval on numerous occasions. See *Otter Tail Corporation; Roper Industries, Inc.; Dollar Tree Stores, Inc.; InterDigital Communications Corporation; Hecla Mining Company; Rouge Steel, Inc.; America West Airlines, Inc.;* and *Toys "R" Us, Inc., supra.*

As required by the Rule 414(d), Holdings will file an amendment to the registration statements of the Company expressly adopting such registration statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect. Thus, other than the exceptions outlined above, Holdings will comply with the conditions of Rule 414.

Accordingly, it is our opinion that after the Reorganization, Holdings will constitute a "successor issuer" of the Company for purposes of Rule 414 promulgated under the Securities Act and may file post-effective amendments to the Company's currently effective registration statements on Form S-8 as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Division with respect to Rule 414 in the context of transactions similar to the Reorganization. See e.g., *Otter Tail Corporation; Dollar Tree Stores, Inc.; InterDigital Communications Corporation; American Eagle Outfitters, Inc.; Rochester Gas and Electric Corporation; New York State Electric & Gas Corporation; Pacific Gas and Electric Corporation; Michael Foods, Inc.; Roper Industries, Inc.; Hecla Mining Company; Rouge Steel, Inc.; Toys "R" Us, Inc.*; and *INDRESCO, Inc., supra.* We respectfully request the concurrence of the Staff in our opinion.

3. Rule 144 (b)(1)(i), (c)(1), (d)(1)(i) and (e).

Rule 144 imposes certain conditions to the availability of a "safe harbor" for persons deemed not to be engaged in a distribution of securities. Rule 144(b)(1)(i) and 144(d)(1)(i) require the issuer to have been subject to the reporting requirements of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities in order for non-affiliates to sell restricted securities, and Rule 144(c)(1) requires the issuer to have been subject to the reporting requirements of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and to have filed all reports required to be filed under the Exchange Act during the 12 months preceding the sale of the securities, or such shorter time as the issuer was required to file such reports, in order for non-affiliates who have held restricted securities for at least 6 months but less than one year, or affiliates, to sell securities under the Rule.

As Holdings, on a consolidated basis, will hold the same assets and liabilities and will conduct the same businesses as the Company held and conducted prior to the consummation of the Reorganization, and as the Company has been subject to, and has complied with, the reporting requirements of Sections 13 or 15(d) of the Exchange Act for more than one year, it is our opinion that, for purposes of Rule 144, the prior reporting history of the Company should be included for purposes of determining whether Holdings has complied with the public information requirements of Rule 144(b)(1)(i), 144(c)(1) and

144(d)(1)(i). See, e.g., *Otter Tail Corporation; Willbros Group Inc.; ABX Air, Inc.; Roper Industries, Inc.; Pediatrix Medical Group, Inc.; Dollar Tree Stores, Inc.; Energy West, Incorporated; Hecla Mining Company; Toys "R" Us, Inc.; INDRESCO, Inc.; Matria Healthcare, Inc.; Halliburton Company*; and *America West Airlines, Inc., supra*. For the same reason, it is our opinion that the average weekly reported trading volume in Company Common Stock may be taken into account to determine the limitation on the amount of securities that may be sold pursuant to Rule 144(e) under the Securities Act. This is consistent with the previous determination of the Division in *Otter Tail Corporation; Roper Industries, Inc.; Tim Hortons Inc.; Energy West, Incorporated; Pediatrix Medical Group, Inc.*; and *Dollar Tree Stores, Inc., supra*.

Accordingly, we respectfully request that the Staff concur in our opinion that the prior reporting history of the Company may be taken into account for purposes of determining whether Holdings has complied with the public information requirements of Rule 144(b)(1)(i), 144(c)(1) and 144(d)(1)(i) and that the average weekly reported trading volume in Company Common Stock may be taken into account to determine the limitation on the amount of Holding Company Common Stock that may be sold pursuant to Rule 144(e).

4. Rule 12g-3.

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, such as the Holdings Common Stock, are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12 of the Exchange Act, such as the Company Common Stock (which is registered under Section 12(b) of the Exchange Act), the classes of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act. We are of the opinion that the Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and, therefore, that, upon the issuance of the Holdings Common Stock to the holders of the Company Common Stock in exchange therefor, the Holdings Common Stock will be deemed registered under Section 12(b) of the Exchange Act.

Although the definition of "succession" in Rule 12b-2 under the 1934 Act contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and not a holding company reorganization, no-action positions that the Division has taken in the past clearly demonstrate that the structure of the Reorganization should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. See e.g., *Otter Tail Corporation; Dollar Tree Stores, Inc.; Roper Industries, Inc.; Hecla Mining Company; America West Airlines, Inc.; Toys "R" Us, Inc.*; and *INDRESCO, Inc., supra*.

Additionally, in SEC Release 34-38850, dated July 18, 1997, the SEC stated that it was amending Rule 12g-3 to include transactions such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Although the Reorganization does not squarely fall within the scope of Rule 12g-3(c), because Holdings will succeed to only one reporting issuer as a part of the Reorganization, we believe the specific acknowledgement by the SEC in the Release 34-38850 that a succession can indeed occur through a holding company formation provides additional guidance on which to base our opinion that the Reorganization constitutes a succession for purposes of Rule 12g-3.

Shortly after the effective time of the Merger, Holdings will file on a Form 8-K a statement that the Holdings Common Stock is registered under Section 12(b) of the Exchange Act.

For the foregoing reasons, it is our opinion that the Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the Holdings Common Stock will be deemed to be registered under Section 12(b) of the Exchange Act for purposes of Rule 12g-3(e), and we respectfully request the concurrence of the Staff in our opinion.

5. Accelerated Filer.

The Company is an accelerated filer as defined by Rule 12b-2 of the Exchange Act. In our opinion, because Holdings will be the successor issuer to the Company, Holdings will be deemed an accelerated filer. We respectfully request that you concur in our opinion that Holdings, as successor to the Company, will be deemed an accelerated filer for purposes of Rule 12b-2 of the Exchange Act. The Staff has taken this position on prior occasions. See, e.g. *Otter Tail Corporation; Willbros Group Inc.;* and *Matria Healthcare, Inc., supra.*

If for any reason you do not concur with our opinion, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter.

If you have any questions or require any additional information in connection with this request, please contact the undersigned at (816)-460-5834.

Very truly yours,

Carl W. Struby

Exhibit A

K.S.A. 17-6701(g)

Notwithstanding the requirements of subsection (c), unless expressly required by its articles of incorporation, no vote of stockholders of a constituent corporation shall be necessary to authorize a merger with or into a single direct or indirect wholly-owned subsidiary of such constituent corporation if:

(1) Such constituent corporation and the direct or indirect wholly-owned subsidiary of such constituent corporation are the only constituent entities to the merger;

(2) each share or fraction of a share of the capital stock of the constituent corporation outstanding immediately prior to the effective time of the merger is converted in the merger into a share or equal fraction of share of capital stock of a holding company having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions thereof, as the share of stock of the constituent corporation being converted in the merger;

(3) the holding company and the constituent corporations are corporations of this state and the direct or indirect wholly-owned subsidiary that is the other constituent entity to the merger is a corporation or limited liability company of this state;

(4) the articles of incorporation and bylaws of the holding company immediately following the effective time of the merger contain provisions identical to the articles of incorporation and bylaws of the constituent corporation immediately prior to the effective time of the merger, other than provisions, if any, regarding the incorporator or incorporators, the corporate name, the registered office and agent, the initial board of directors and the initial subscribers for shares and such provisions contained in any amendment to the articles of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination or cancellation has become effective;

(5) as a result of the merger the constituent corporation or its successor becomes or remains a direct or indirect wholly-owned subsidiary of the holding company;

(6) the directors of the constituent corporation become or remain the directors of the holding company upon the effective time of the merger; and

(7) (A) the organizational documents of the surviving entity immediately following the effective time of the merger contain provisions identical to the articles of incorporation of the constituent corporation immediately prior to the effective time of the merger, other than provisions, if any, regarding the incorporator or incorporators, the corporate or entity name, the registered office and agent, the initial board of directors and the initial subscribers for shares, references to members rather than stockholders or shareholders, references to interests, units or the like rather than stock or shares, references to managers, managing members or other members of the governing body rather than directors and such provisions contained in any amendment to the articles of incorporation as were necessary to effect a change, exchange, reclassification,

subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination or cancellation has become effective.

(B) If the organizational documents of the surviving entity do not contain the following provisions, such documents shall be amended in the merger to contain provisions requiring that: (i) Any act or transaction by or involving the surviving entity, other than the election or removal of directors or managers, managing members or other members of the governing body of the surviving entity, that requires for its adoption under this act or its organizational documents the approval of the stockholders or members of the surviving entity shall, by specific reference to this subsection, require, in addition, the approval of the stockholders of the holding company, or any successor by merger, by the same vote as is required by this act or by the organizational documents of the surviving entity, or both. For purposes of this clause, any surviving entity that is not a corporation shall include in such amendments a requirement that the approval of the stockholders of the holding company be obtained for any act or transaction by or involving the surviving entity, other than the election or removal of directors or managers, managing members or other members of the governing body of the surviving entity, which would require the approval of the stockholders of the surviving entity if the surviving entity were a corporation subject to this act;

(ii) any amendment of the organizational documents of a surviving entity that is not a corporation, which amendment would, if adopted by a corporation subject to this act, be required to be included in the articles of incorporation of such corporation, shall, by specific reference to this subsection, require, in addition, the approval of the stockholders of the holding company, or any successor by merger, by the same vote as is required by this act or by the organizational documents of the surviving entity or both; and

(iii) the business and affairs of a surviving entity that is not a corporation shall be managed by or under the direction of a board of directors, board of managers or other governing body consisting of individuals who are subject to the same fiduciary duties applicable to, and who are liable for breach of such duties to the same extent as, directors of a corporation subject to this act. Neither the provisions of this subsection nor any provision of a surviving entity's organizational documents required by this subsection shall be deemed or construed to require approval of the stockholders of the holding company to elect or remove directors or managers, managing members or other members of the governing body of the surviving entity.

(C) The organizational documents of the surviving entity may be amended in the merger to reduce the number of classes and shares of capital stock or other equity interests or units that the surviving entity is authorized to issue.

(D) As used in this subsection only, the term "organizational documents," when used in reference to a corporation, means the articles of incorporation of such corporation and, when used in reference to a limited liability company, means the articles of organization or operating agreement of such limited liability company; the term "holding company" means a corporation which, from its incorporation until consummation of a merger governed by this subsection, was at all times a direct or indirect wholly-owned subsidiary of the constituent corporation and whose capital stock is issued in such merger. From and

Exhibit A

after the effective time of a merger adopted by a constituent corporation by action of its board of directors and without any vote of stockholders pursuant to this subsection: (i) To the extent the restriction of K.S.A. 17-12,100 *et seq.*, and amendments thereto, applied to the constituent corporation and its stockholders the effective time of the merger such restrictions shall apply to the holding company and its stockholders immediately after the effective time of the merger as though it were the constituent corporation, and all shares of stock of the holding company acquired in the merger shall for the purposes of K.S.A. 17-12,100 *et seq.*, and amendments thereto, be deemed to have been acquired at the time that the shares of stock of the constituent corporation converted in the merger were acquired, and provided further that any stockholder who immediately prior to the effective time of the merger was not an interested stockholder within the meaning of K.S.A. 17-12,100 *et seq.*, and amendments thereto, shall not solely by reason of the merger become an interested stockholder of the holding company; and (ii) if the corporate name of the holding company immediately following the effective time of the merger is the same as the corporate name of the constituent corporation immediately prior to the effective time of the merger, the shares of capital stock of the holding company into which the shares of capital stock of the constituent corporation are converted in the merger shall be represented by the stock certificates that previously represented shares of capital stock of the constituent corporation and to the extent a stockholder of the constituent corporation immediately prior to the merger had standing to institute or maintain derivative litigation on behalf of the constituent corporation, nothing in this section shall be deemed to limit or extinguish such standing. If an agreement of merger is adopted by a constituent corporation by action of its board of directors and without any vote of stockholders pursuant to this subsection, the secretary or assistant secretary of the constituent corporation shall certify on the agreement or a certificate of merger that the agreement has been adopted pursuant to this subsection and that the conditions specified in the first sentence of this subsection have been satisfied. The agreement or certificate of merger so adopted and certified shall then be filed and become effective, in accordance with K.S.A. 17-6003, and amendments thereto. Such filing shall constitute a representation by the person who executes the agreement or certificate of merger that the facts stated in the certificate remain true immediately prior to such filing.

EXHIBIT B

MGP INGREDIENTS, INC. & SUBSIDIARIES
EXISTING STRUCTURE



MGP Ingredients, Inc.
100%
100%
50%
50%
Midwest Grain Pipeline, Inc.
Firebird Acquisitions, LLC
DM Ingredients GmbH
Illinois Corn Processing, LLC

MGP INGREDIENTS, INC. & SUBSIDIARIES
PRE MERGER STRUCTURE



MGP Ingredients, Inc.
100%
100%
100%
50%
50%
Midwest Grain Pipeline, Inc.
Firebird Acquisitions, LLC
MGPI Holdings, Inc.
100%
MGPI Merger Sub
DM Ingredients GmbH
Illinois Corn Processing, LLC

MGP INGREDIENTS, INC. & SUBSIDIARIES
POST MERGER STRUCTURE



MGP Ingredients, Inc. (formerly MGPI Holdings, Inc.)
100%
MGPI Processing, Inc. (formerly MGP Ingredients, Inc.)
100%
100%
50%
50%
Midwest Grain Pipeline, Inc.
Firebird Acquisitions, LLC
DM Ingredients GmbH
Illinois Corn Processing, LLC

MGP INGREDIENTS, INC. & SUBSIDIARIES
POST MERGER STRUCTURE
(after anticipated subsequent distribution of subsidiaries)


MGP Ingredients, Inc. (formerly MGPI Holdings, Inc.)
100%
100%
100%
50%
50%
Midwest Grain Pipeline, Inc.
Firebird Acquisitions, LLC
MGPI Processing, Inc. (formerly MGP Ingredients, Inc.)
DM Ingredients GmbH
Illinois Corn Processing, LLC